Exhibit 99.1

Brookfield Asset Management and Hillwood
Launch Venture to Acquire, Develop and Manage U.S. Industrial Properties

The partnership is expected to deploy up to $1 billion over the next three years

DALLAS, March 14, 2012 — Brookfield Asset Management (NYSE: BAM, TSX: BAM.A) and Hillwood, a Dallas/Fort Worth-based real estate investor and developer owned by Ross Perot, Jr., announced today a joint venture to acquire, develop and manage industrial property, principally large warehouses, across the United States. With an equity commitment of $400 million, the partnership is expected to deploy up to $1 billion within the first three years.  Hillwood will locate industrial property investments with potential for value creation.

The partnership represents one of the more significant commitments to U.S. industrial real estate since the economic downturn that began in 2008. With a wealth of combined experience in investments, acquisitions, development, finance, accounting, legal, leasing and property and asset management, the partnership has the resources and expertise to establish a significant presence in the industrial warehouse market.

“The partnership between Brookfield and Hillwood is not only the right fit, it’s happening at the right time,” said Ross Perot, Jr., Chairman, Hillwood. “Industrial development slowed during the downturn due to a lack of equity and debt. Given the liquidity and resources supporting our investment, our joint venture is well-positioned to benefit from renewed demand for industrial space which will increase as the economy continues to show signs of improvement.”

 “As long-term, value-oriented real estate investors, we believe this is an excellent time to selectively build a portfolio of high-quality industrial properties, and we look forward to expanding our relationship with Hillwood,” said David Arthur, Managing Partner at Brookfield Asset Management. “This initiative expands the scope of our real estate platform in an exciting asset class, strengthening our global property operations in line with the expected launch later this year of our flagship property vehicle, Brookfield Property Partners.”

About Brookfield Asset Management

Brookfield Asset Management is a global alternative asset manager focused on property, renewable power, infrastructure and private equity, with approximately US$150 billion of assets under management, which includes over US$83 billion of property assets under management in North and South America, Europe and Australia. In addition, the company provides clients with an extensive array of real estate advisory, property and investment services. Brookfield is publicly listed on the NYSE, TSX and

Euronext Amsterdam under the symbol BAM, BAM.A and BAMA, respectively. For additional information on the company, please visit www.brookfield.com.

About Hillwood

Hillwood, a Perot company, is ranked as one of the top commercial real estate investors and developers in the country and the top residential developer in Dallas-Fort Worth. The company's developments currently house facilities for 58 companies listed on the Fortune 500, Global 500 or Forbes List of Top Private firms. Hillwood is best known for its Alliance brand that includes the 17,000-acre AllianceTexas, 4,474-acre AllianceFlorida at Cecil Commerce Center, and 2,000-acre AllianceCalifornia. For additional information about the company, please visit www.hillwood.com.

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “expected”, “continue”, “believe” and “will” and other expressions are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to acquisition, development and management of industrial properties by the joint venture, the joint venture’s presence in the industrial warehouse market, the demand for industrial space and the outlook for investment in industrial and logistics-driven real estate. Although we believe that the joint venture’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include the following: economic and financial conditions in the United States; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including the ability to acquire or develop high quality assets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the form 40-F of Brookfield Asset Management Inc. (“Brookfield”) filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States, including Brookfield’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results are not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please contact:

Brookfield Asset Management Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Email: katherine.vyse@brookfield.com	Hillwood Karen Modlin Public Strategies, Inc. Tel: 214-773-2152 (mobile) Email: kmodlin@pstrategies.com